

April 25, 2011

<u>Via E-mail</u>

Scott Duggan
Senior Vice President and General Counsel
The Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, N.C. 27408

> **Re:** **The Fresh Market, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-173005**

Dear Mr. Duggan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II</u>

<u>Exhibits, page 3</u>

1. We note that footnotes (1), (4) and (8) reference a March 22, 2011 filing date. The correct filing date is March 23, 2011. Please revise.

<u>Undertakings, page 5</u>

2. We note your response to comment four in our letter dated April 12, 2011. Rule 430A only applies to very specific omissions like the public offering price, delivery dates and underwriting discounts that can be added by supplement later. If you supplement with other non-material information not specifically set forth in Rule 430A, you are required to use Rule 430C. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Also See C&DI Question 229.01 (Securities Act Rules).

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director